                                                                       EXHIBIT B



LATHAM & WATKINS
Marc W. Rappel (Bar No. 097032)
    Amos E. Hartston (Bar No. 186471)
633 West Fifth Street, Suite 4000
Los Angeles, California  90071-2007
Telephone:  (213) 485-1234
Facsimile:  (213) 891-8763


Of Counsel:

WILLKIE FARR & GALLAGHER 787 Seventh Avenue New York, New York 10019
(212) 728-8000

Attorneys for Petitioner
Basswood Partners, LLC


                    SUPERIOR COURT OF THE STATE OF CALIFORNIA
                              COUNTY OF LOS ANGELES



BASSWOOD PARTNERS, LLC,                 CASE NO.  _____________________


      Petitioner,
                                             VERIFIED PETITION FOR
                                             PEREMPTORY WRIT OF
                                             MANDATE
      v.

                                             Petition Filed:  February 17, 1999
                                             Trial Date:      None Set
FOOTHILL INDEPENDENT BANCORP.,


      Respondent.

--------------------------------

                VERIFIED PETITION FOR PEREMPTORY WRIT OF MANDATE
                ------------------------------------------------


         For its verified petition against Respondent Foothill Independent Bancorp ("Foothill" or the "Company"), Basswood Partners, LLC ("Basswood" or "Petitioner") alleges as follows:

    1. Pursuant to Section 1085 of the California Code of Civil Procedure and Sections 1600 and 1601 of the California General Corporation Law (the "CGCL" or "Act"), Basswood petitions for a peremptory writ of mandamus compelling Foothill to produce for inspection and copying (a) its shareholder list and related records and (b) its accounting books and records and minutes of meetings. Despite Basswood's clear entitlement to such corporate records and two written requests for their production, Foothill has without justification refused to comply with Basswood's request in its entirety and has failed to comply with its obligations under the Act. In fact, Foothill appears to be embarked on a scheme to deprive Basswood of its valuable voting rights under California law. Immediate relief is required to protect Basswood's rights as a Foothill shareholder, including its right to communicate with other shareholders.

The Parties
-----------

    2. Basswood is a Delaware limited liability company with its principal place of business at 645 Madison Avenue, 10th Floor, New York, NY 10022. Basswood, through a number of investment partnerships, is the owner of 553,421 shares, or approximately 9.25%, of common stock of Foothill (including 100 shares as record owner). Basswood is Foothill's largest single shareholder. As a shareholder owning greater than 5% of Foothill's common stock, Basswood is entitled to seek shareholder records as a matter of right pursuant to ss. 1600(a) of the CGCL rather than upon showing of proper purpose under ss. 1600(c) of the CGCL.

    3. Foothill is a California corporation with its principal offices at 510 South Grand Avenue, Glendora, CA 91741. Foothill's principal operating subsidiary is Foothill Independent Bank, which has branches throughout the Los Angeles area.

The Statutory Framework
-----------------------

    4. Sections 1600 through 1605 of the CGCL govern the obligations of California corporations to maintain corporate records, the rights of shareholders to inspect and copy such records, and judicial proceedings to enforce those shareholders' rights. Section 1600 of the CGCL provides (with emphasis supplied) that:

         (a) A shareholder or shareholders holding at least 5 percent in the aggregate of the outstanding voting shares of a corporation or who hold at least 1 percent of those voting shares and have filed a Schedule 14A with the United States Securities and Exchange Commission (or in case the corporation is a bank the deposits of which are insured in accordance with the Federal Deposit Insurance Act, have filed a Form F-6 with the appropriate federal bank regulatory agency) shall have an absolute right to do either or both of the following: (1) inspect and copy the record of shareholders' names and addresses and shareholdings during usual business hours upon five business days' prior written demand upon the corporation, or
    (2) obtain from the transfer agent for the corporation, upon written demand and upon the tender of its usual charges for such a list (the amount of which charges shall be stated to the shareholder by the transfer agent upon request), a list of the shareholders' names and addresses, who are entitled to vote for the election of directors, and their shareholdings, as of the most recent record date for which it has been compiled or as of a date specified by the shareholder subsequent to the date of demand. The list shall be made available on or before the later of five business days after the demand is received or the date specified therein as the date as of which the list is to be compiled. A corporation shall have the responsibility to cause its transfer agent to comply with this subdivision. (footnotes omitted) (italics in original; emphasis added).

    5. The official comment to Section 1600 explicitly states that the section "expands inspection rights by providing a mandatory right to inspect the stock list for shareholders who have a significant ownership interest in the corporation or who, in addition to a certain specified ownership interest in the corporation, have instituted a proxy contest with respect to the election of directors." As a 9.25% stockholder of Foothill, Basswood clearly has a "significant ownership interest" within the meaning of Section 1600(a).

    6. Section 1601(a) of the Act, entitled "Inspection of Corporate Records," provides shareholders with a right to inspect the accounting books and records and minutes of the corporation, and states as follows:

    The accounting books and records and minutes of proceedings of the shareholders and the board and committees of the board of any domestic corporation, and of any foreign corporation keeping any such records in this state or having its principal executive office in this state, shall be open to inspection upon the written demand on the corporation of any shareholder or holder of a voting trust certificate at any reasonable time during usual business hours, for a purpose reasonably related to such holder's interest as a shareholder or as the holder of such voting trust certificate. The right of inspection created by this subdivision shall extend to the records of each subsidiary of a corporation subject to this subdivision.

    7. Section 1603 of the Act permits a shareholder who has been denied access to corporate records identified in Sections 1600 and 1601 of the Act to seek judicial relief, and states that:

    Upon refusal of a lawful demand for inspection, the superior court of the proper county, may enforce the right of inspection with just and proper conditions . . .

    8. Section 1604, which was enacted to discourage corporations from refusing in bad faith to comply with the right of inspection, further provides that a petitioner can seek expenses and reasonable attorneys' fees incurred as a result of proceeding under Sections 1600 and 1601:

    In any action or proceeding under section 1600 or Section 1601, if the court finds the failure of the corporation to comply with a proper demand thereunder was without justification, the court may award an amount sufficient to reimburse the shareholder or holder of a voting trust certificate for the reasonable expenses incurred by such holder, including attorneys' fees, in connection with such action or proceeding.

Basswood Requests Foothill's Corporate Records.
-----------------------------------------------

    9. On December 21, 1998, Basswood wrote to Foothill's board of directors (hereinafter, the "Foothill Board") requesting "the right to inspect and copy the records of the Company described in Section 1600 (a)(1) and (2) and in
Section 1601 of the CGCL during regular business hours on the sixth business day following the date of this letter or as promptly thereafter as possible." (A copy of Basswood's December 21 letter and the accompanying Annex A (the "December 21 Request") is attached hereto as Exhibit A). The December 21 Request also asked Foothill to "provide to [Basswood] the other information and permit us to take the other actions set forth in Annex A [specifying certain stockholder list information in greater detail] as expeditiously as possible."

    10. The December 21 Request stated that Basswood had been a Foothill shareholder since October 1996, and had "become convinced that the best means of maximizing value for all of the Company's shareholders is to sell the Company." The December 21 Request also explained that, in Basswood's view, the Company's performance had been disappointing:

    The financial performance of the Company has been disappointing. The core return on equity, core return on assets and earnings per share growth are all significantly worse than the average performance of the "Western Banks" as defined in the SNL Quarterly Bank Digest - December 1998. Moreover, we are unaware of any meaningful prospects for improvement. Any effort to improve earnings by an acquisition strategy would involve substantial, and we believe unacceptable, dilution to current shareholders.

    11. Basswood further informed the Foothill Board that "a failure by the [Foothill] Board to explore seriously the sale option would be inconsistent with its fiduciary obligations to the shareholders." Although Basswood's entitlement to shareholder records under Section 1600(a) of the Act was automatic, Basswood set forth its purpose in seeking the records identified in the December 21
Request:

    Because we believe that the board does not share our view, we intend to communicate with other shareholders of the Company on matters relating to our mutual interests as shareholders, including but not limited to communicating with the Company's shareholders regarding the financial underperformance by the Company in the recent past and methods to improve the Company's future financial performance and the Company's value to its shareholders.

    12. Basswood identified in detail -- in Annex A to the December 21 letter -- the shareholder information that it sought. Basswood believes that the information identified in Annex A to the December 21 letter is in the Company's possession or can readily be obtained from outside sources. (Basswood is, of course, willing to reimburse the Company's reasonable costs of obtaining the information). For example, upon information and belief, the Company has recently obtained a list of non objecting beneficial holders ("NOBO" list). This is a record of Foothill's beneficial shareholders that do not object to their identities being disclosed.

    13. The information identified in Annex A to the December 21 letter included the following:

         o magnetic computer tape list of the shareholders showing the name, address and number of shareholders held by each shareholder;

         o daily transfer sheets showing changes in names and addresses of, and number of shares held by, shareholders of record;

               the list of shareholders held in the name of Cede & Co., and other similar nominees;

         o information relating to the names of Non-Objecting Beneficial Owners of shares in the form of a print-out and magnetic tape. Upon information and belief, the Company has recently obtained a NOBO list;

         o stop lists relating to any shares and any changes, any corrections, addition or deletions to the requested shareholder lists; and

         o lists of all holders of record owning 1,000 or more shares arranged in descending order as of a recent date.

    14. The shareholder records identified in Annex A are the type of records that virtually all publicly-traded corporations have in their possession or can readily obtain from their agents. As stated above, Basswood believes that the NOBO list is already in the Company's possession.

Foothill Fails to Comply with Basswood's Request.
-------------------------------------------------

    15. On December 28, 1998, Foothill's President and Chief Executive Officer, George E. Langley, replied to the December 21 Request. Mr. Langley's letter (hereinafter, the "December 28 Response") (annexed hereto as Exhibit B) allowed Basswood to inspect "a record of the Company's shareholders, containing the names and addresses of all shareholders of record and the number and class of the Company's shares held by each." However, rather than comply with its obligations under the Act, the Company merely instructed its transfer agent, ChaseMellon Shareholder Services, to provide limited information to Basswood, namely a list of record holders of the Company's common stock and the number of shares held by such shareholders. The list of shareholders provided by Foothill was woefully inadequate because it identified "Cede & Co." as the holder of approximately 50% of shares and, thus, allowed Basswood to identify only approximately 50% of Foothill's outstanding shares. Furthermore, many of these shareholders are directors and/or officers of Foothill. Foothill thus failed to provide information described in Section 1600(a) of the Act and Annex A to the December 21 Request, and therefore denied Basswood access to Foothill's list of beneficial shareholders -- information critical to Basswood's ability to communicate with Foothill's shareholder base.

    16. The December 28 Response also conclusorily stated that Basswood was not entitled to inspect the records listed is Section 1601--that is, the books and records of the Company -- and stated as follows:

         [W]e do not believe that you have demonstrated that you are entitled under California Law to inspect or copy the books or records of the Company, as requested in your letter, and that, in the interests of all shareholders of the Company, we must decline to make those books and records available to you and your representatives.

    17. The December 28 Response asserted that Basswood's purpose was not proper by virtue of Basswood's interest in other California-based banking institutions and that access to Foothill's books and records would not further the purpose for which the records were sought. The December 28 Response further asserted that even if Basswood's purpose was proper, records would not be made available until Basswood executed a confidentiality agreement. The December 28 Response also took issue with Basswood's statements regarding the financial underperformance of the Company.

    18. The Company's failure to provide its accounting books and records and minutes available for inspection and copying pursuant to ss. 1601 of the CGCL was especially disturbing because the Company had recently taken a number of corporate actions that Basswood believes were designed to interfere with Basswood's voting rights under California law. For example, on October 19, 1998, the Company announced that it had expanded its board of directors and appointed three new members to Foothill's classified board. However, there has been no public disclosure as to which of the new directors will be up for reelection at the annual meeting in 1999 or as to which class of directors such three new directors were elected. On January 29, 1999, the Company announced that its board of directors had amended the Company's bylaws to delete the section of the bylaws addressing the nomination by shareholders of candidates to Foothill's board of directors. Furthermore, the Company has recently made statements -- both to Basswood in correspondence and to the public in the form of press releases -- regarding its financial performance; Basswood believes those statements inaccurately portray Foothill's financial performance. As Foothill's largest single shareholder, Basswood is entitled to access the Company's accounting records and minutes to determine the basis for the Foothill Board's conduct and Foothill's statements regarding its financial performance. Basswood's purpose in seeking records under ss. 1601 of the CGCL is unquestionably proper under California law.

Basswood Renews its December 21 Request on January 27, 1999.
------------------------------------------------------------

    19. On January 27, 1999, Basswood renewed its request for shareholder records (the "January 27 Request") (annexed hereto as Exhibit C). The January 27 Request acknowledged the Company's disagreement with Basswood's view regarding the underperformance of the Company, but stated that Basswood "remain[ed] interested in communicating with other shareholders of the Company on matters relating to our mutual interests as shareholders." Furthermore, the January 27 Request reiterated that the Company had failed to provide information that was critical to allowing Basswood to communicate with Foothill's other shareholders.

Foothill Again Rejects Basswood's Requests.
-------------------------------------------

    20. On February 8, 1999, Foothill again rejected Basswood's request for corporate records under Sections 1600 and 1601 (the "February 8 Response") (annexed hereto as Exhibit D). The Company stated that the information requested in Annex A to the December 21 Request "goes well beyond the requirements of that Section [1600]" and further stated that "we are also concerned that the furnishing of the additional information that you have requested would establish a precedent that could jeopardize the privacy rights of our shareholders." These purported concerns were disingenuous because the NOBO list is, by definition, a list of shareholders who do not object to the disclosure of their identities. The February 8 Response again disagreed with Basswood's views regarding the performance of the Company. The Company's apparent belief that it is performing adequately is, however, irrelevant to whether it should provide the shareholder records that Basswood seeks.

                              FIRST CAUSE OF ACTION
              (For Shareholder Records under ss. 1600(a) of the CGCL)
              -------------------------------------------------------

    21. Petitioner incorporates by reference the allegations of paragraphs 1 through 20 above.

    22. Petitioner's December 21 Request and January 27 Request constitute lawful demands for corporate records identified in Sections 1600(a) of the Act.

    23. Petitioner's purpose in seeking the shareholder list and other records identified in Section 1600(a) and Annex A to the December 21 Request is to communicate with other shareholders regarding, inter alia, the maximizing of value to Foothill's shareholders, the financial performance of Foothill, and Foothill's future financial performance.

    24. Basswood owns approximately 9.25% of Foothill's outstanding shares and constitutes Foothill's single largest shareholder. Basswood believes that discussion of Foothill's performance with other shareholders and communication with such shareholders regarding potential options to increase the value to shareholders will be beneficial to all shareholders.

    25. Petitioner's purpose is clearly proper and lawful under the Act and Petitioner's request for the corporate records under ss. 1600(a) of the Act to further such purpose is proper.

    26. The December 21 Request and the January 27 Request described in detail and with particularity the purpose for which Petitioner seeks the records identified therein and the records that Petitioners desire to inspect -- even though Section 1600(a) does not require that a shareholder such as Basswood have a proper purpose for seeking access to the Company's shareholder list.

    27. The records identified in Section 1600(a) of the Act and detailed in Annex A to the December 21 Request are obviously and directly related to Basswood's purpose. In fact, without access to Foothill's shareholder list, including the list of non-objecting beneficial holders, Basswood will be unable to communicate with other shareholders regarding their mutual interest concerning Foothill and the maximization of shareholder value.

    28. Foothill's responses to the December 21 Request and January 27 Request have made it clear that Foothill disagrees with Basswood's belief regarding the financial performance of the Company. However, such a disagreement does not constitute a proper, reasonable or lawful basis to deny Petitioner access to the records described in Section 1600(a) of the Act and detailed in Annex A to the December 21 letter. If Foothill and the Foothill Board believe that Basswood is mistaken in its views about the past and future performance of the Company and the proper means to maximize shareholder value, then the appropriate remedy is to put their case to Foothill's shareholders; it is not lawful, justifiable or proper under the Act to quash the debate by denying Petitioner the right to communicate with other Foothill shareholders.

    29. Petitioner has no plain, speedy or adequate remedy at law.

    30. Foothill's refusal to provide Petitioner access to the shareholder list and other records identified in ss. 1600(a) of the CGCL has no reasonable factual or legal basis; rather, such conduct amounts to a bad faith effort to prevent Petitioner from communicating with other Foothill shareholders.

    31. Pursuant to Section 1604 of the Act, in addition to being compelled to produce the shareholder records requested in the December 21 Request and January 27 Request, Foothill should also be ordered to pay costs incurred by Petitioner in bringing these proceedings, including reasonable attorney's fees.

                             SECOND CAUSE OF ACTION
             (For Corporate Records Pursuant to ss. 1601 of the CGCL)
             --------------------------------------------------------

    32. Petitioner incorporates by reference the allegations of paragraphs 1 through 31 above.

    33. Petitioner's December 21 Request and January 27 Request made it clear that Basswood sought access to Foothill's accounting books and records and minutes within the meaning of Section 1601 of the CGCL.

    34. Basswood's access to the records identified in Section 1601 of the CGCL is clearly lawful and proper and is reasonably related to Basswood's interests as a shareholder. The Company's accounting books and records and minutes will, inter alia, disclose the basis for, and reasons behind, the board's recent appointment of three new members to the Foothill's classified board and the recent amendments to the Company's bylaws. In addition, the records will disclose the basis for the Company's statements regarding its financial performance. Basswood has an approximate 9.25% ownership interest in the Company and is clearly entitled to such information.

    35. Petitioner has no plain, speedy or adequate remedy at law.

    36. Foothill's refusal to provide access to corporate records under ss. 1601 has no reasonable factual or legal basis; rather, such conduct amounts to a bad faith effort to prevent Petitioner from communicating with other Foothill shareholders and investigating conduct that Basswood believes is designed to interfere with its voting rights.

    37. Pursuant to Section 1604 of the Act, in addition to being compelled to produce the corporate records requested (and identified in ss. 1601 of the Act), Foothill should also be ordered to pay costs incurred by Petitioner in bringing these proceedings, including reasonable attorney's fees.

         WHEREFORE, Petitioner request judgment as follows:

         (a) That respondent be cited to appear to answer this Petition;

         (b) That a Writ of Mandamus issue forthwith commanding Foothill to permit Petitioner, and its agents and attorneys, to inspect and copy, within 5 business days, records requested in Petitioner's December 21 Request and Annex A thereto, including the following:

         (1) Magnetic computer tape lists of the shareholders of Foothill of a recent date showing the name and address of, and number of shares held by, each shareholder of record, together with such computer processing data as is necessary to make use of such magnetic computer tape, and printouts of such magnetic computer tape for verification purposes;

         (2) All daily transfer sheets showing changes in the names and addresses of, and number of shares held by, shareholders of record of Foothill which are in or come into the possession or control of Foothill or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, from the date of the shareholder lists referred to in paragraph (1) above through the date of the Court's order;

         (3) All information in or which comes into the possession or control of

         Foothill or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, concerning the names and addresses, and number of shares held by, the participating brokers and banks name in the individual nominee names of Cede & Co., and other similar nominees, including omnibus proxies and all "Weekly Security Position Listing Daily Closing Balances" reports issued by The Depository Trust Company, and a list or lists containing the name and address of, and the number of shares attributable to, any participant in the Company employee stock ownership, dividend reinvestment, stock purchase or comparable plan in which the decision how to vote or whether to dispose of shares held by such plan is made, directly or indirectly, individually or collectively, by the participants in the plan;

         (4) All information in or which comes into the possession or control of Foothill or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, relating to the names of the Non-Objecting Beneficial Owners of shares in the format of a printout and magnetic tape in descending order balance;

         (5) A stop list or lists relating to any shares and any changes, corrections, additions or deletions from the date of the shareholder lists referred to in paragraph (1) above through the date of the Court's order; and

         (6) Lists of all holders of record of shares owning 1,000 or more shares arranged in descending order as of a recent date.

         (c) An order compelling Foothill to pay costs, including reasonable attorney's fees, incurred by Petitioner in prosecuting this action pursuant to ss. 1604 of the CGCL; and

         (d) Any other relief that the Court deems just and proper.


                                    Respectfully submitted,

                                    LATHAM & WATKINS
                                    Marc W. Rappel
                                    Amos E. Hartston



                                    By:______________________________
                                       Marc W. Rappel
                                       Attorneys for Petitioner
                                       BASSWOOD PARTNERS, LLC.

                                  VERIFICATION
                                  ------------

         I am a managing member of Basswood Partners, LLC, a party to this action, and am authorized to make this verification for and on its behalf, and I make this verification for that reason. I have read the foregoing document. I am informed and believe and on that ground allege that the matters stated in it are true.


                                                ------------------------------
                                                Matthew Lindenbaum





Subscribed and sworn to before me
this ___ day of February 1999












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